September 7, 2007

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
110 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:      Seychelle Environmental Technologies, Inc.
Form 10-KSB for the Year Ended February 28, 2007
Filed August 23, 2007
File No. 000-29373

Dear Mr. Decker:

This is in response to your letter of comment dated August 28, 2007 with regard to the Form 10-KSB, filed by Seychelle Environmental Technologies, Inc. (the "Company") on August 23, 2007.

Form 10-KSB for the Year Ended February 28. 2007

Annual Financial Statements

General

1.	We have reviewed your response to comment 13. Please file a Form 10-QSB for the quarter ended May 31, 2007 as required by General Instruction Al to Form 10-QSB.

Comment No. 1 Your comment has been noted. The Company is in the process of filing its Form 10-QSB for the quarter ended May 31, 2007. The Company expects to file its Form 10-QSB within the next two weeks.
.

Note 8 — Capital Structure, page 48

Warrants, Page 52

2.
We have reviewed your responses to comment 22. We understand you have concluded that the consultants to whom warrants were issued were, in fact, employees. We also note that you have revised the disclosure in your most recent filing to clarify your conclusion. As previously requested, please provide us with additional information to understand your conclusions regarding the appropriate classification as employees or non-employee of the officers of the company performing consulting services. Include this information in your supplemental response. Please include a discussion of the factors discussed in the response to question 1(b) of FIN 44 in supporting your conclusion regarding employee status.

Mr. Rufus Decker
September 7, 2007

Comment No. 2 In response to question 1 (b) of FIN 44 which is detailed as follows:

Question 1(b) What is the definition of employee for purposes of applying Opinion 25?

a)	a grantee is an employee if the grantor exercises or has the right to exercise sufficient control over that individual to establish an employer-employee relationship
b)	if the grantor consistently represents that individual to be an employee under common law
c)	The grantor represents that the grantee is an employee for payroll tax purposes.

The individuals, Parsons and Place, are employees as the company has the right to exercise control over them to establish an employer-employee relationship.   Further, the company consistently represents that these individuals are employees under common law and represents that they are employees for payroll taxes purposes as applicable.   In addition, they are officers of the company, on the board of directors, make decisions on behalf of the company and directly impact the financial results of the company.  Consequently, based upon the criteria noted above for FIN 44, the company believes that the two individuals are employees.

3.	As previously requested, please supplementally, provide us with a breakdown of all warrant and option issuances, broken out by recipient, and indicate whether the recipient is an employee or not.

If you conclude that any awards accounted for using the intrinsic value method were not issued to employees as defined by FIN 44, please provide us with your calculation of the fair value of any such awards at the measurement date. Please identify each assumption used in valuing these awards. Please also provide us with your materiality assessment of any resulting accounting errors, including a comparison of each quarterly income statement as reported to the corrected quarterly income statements for each affected period.

Mr. Rufus Decker
September 7, 2007

Comment No. 3 This response is detailed in the following three areas:  Warrants, Stock and Validation Methodology:

Warrants

The following table summarizes outstanding warrants to officers, consultants and the Company’s primary lender as of May 31, 2007:

Grantee	Grant Date	Number Outstanding	Exercise Price	Valuation Methodology

Jim Place	March 29, 2005	500,000	$0.225	Fair value	Employee
Dick Parsons	March 29, 2005	500,000	$0.225	Fair value	Employee
TAM Trust	March 29, 2005	500,000	$0.225	Fair value	Non-Employee
Jim Place	July 27, 2005	250,000	$0.225	Fair value	Employee
Dick Parsons	July 27, 2005	250,000	$0.225	Fair value	Employee
TAM Trust	July 27, 2005	2,000,000	$0.225	Fair value	Non-Employee
Gary Hess	July 25, 2005	100,000	$0.400	Fair value	Non-Employee

		4,100,000	$0.229

Mr. Rufus Decker
September 7, 2007

Restricted Common Stock

The following table summarizes restricted stock grants to officers and the Company’s primary lender as of May 31, 2007:

Grantee	Grant Date	Number of Shares	Valuation Methodology

Jim Place	November 2004	240,000	Fair value	Employee
Dick Parsons	November 2004	240,000	Fair value	Employee
Dick Parsons	March 29, 2005	316,312	Fair value	Employee
TAM Trust	March 29, 2005	1,972,133	Fair value	Non-Employee

		2,768,445

Valuation Methodology

The following accounting principles were the basis for the stock-based compensation plans of the Company as of May 31, 2007:

Generally accepted accounting principles for stock-based compensation plans are established primarily in Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation.  APB 25 is based on the intrinsic value method of accounting.  SFAS 123 established a method of accounting for stock-based compensation that is based on the fair value of stock options and similar instruments.  Adoption of the fair value based method of accounting under SFAS 123 is encouraged but not required for all stock-based compensation arrangements with employees.  However, the fair value based method of accounting under SFAS 123 must be adopted as the measurement basis for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments.

Mr. Rufus Decker
September 7, 2007

As discussed in Comment 2 above, Messers. Place and Parsons were determined to be employees within question 1(b) of FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation.  The Company elected to account for stock-based compensation to these individuals under the fair value method of accounting.

In accordance with SFAS 123, the Company recorded stock-based compensation to (a) an independent contractor who is not an employee of the Company, and (b) interest to the TAM Trust, the Company’s primary lender, under the fair value method of accounting.

The Company’s fair value calculations for stock based compensation awards as of May 31, 2007 were based on the following assumptions:

Risk free interest rate	3.5%
Expected life	1.25 - 3.75
Expected volatility	235 - 323%
Expected dividends	None

The estimated fair value of stock based compensation awards is amortized using the straight line method over the vesting period of the warrants or restricted common shares, as such method is consistent with the officer's contractual obligation.

Since the Company elected to adopt the fair value based method of accounting under SFAS 123 for all stock-based compensation arrangements with employees, consultants and other entities that exchange goods or services for equity instruments, the Company believes that no accounting errors have occurred.

If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304. For accounting comments, please contact Mr. James Place at (949) 640-7790.

Thank you.

Very truly yours,

/s/ David Wagner
DAVID WAGNER & ASSOCIATES, P.C.